SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 14, 2025

Semi-annual Securities Report

For the six months ended September 30, 2025

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On November 14, 2025, Sony Group Corporation (the “Company” or “Sony Group Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Semi-annual Securities Report (Hanki Houkokusho) for the six months ended September 30, 2025 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Semi-annual Securities Report in its entirety, and is not intended to update the information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services business;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services business;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I	Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2024	Six months ended September 30, 2025	Fiscal year ended March 31, 2025

Sales	5,536,585	5,729,522	12,034,917

Operating income	638,462	768,929	1,276,635

Income before income taxes	671,393	798,362	1,343,198

Net income attributable to Sony Group Corporation’s stockholders	570,134	598,877	1,141,600

Comprehensive income attributable to Sony Group Corporation’s stockholders	365,683	720,295	941,030

Equity attributable to Sony Group Corporation’s stockholders	7,708,972	7,687,602	8,179,745

Total assets	34,280,701	36,127,949	35,293,173

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	93.84	99.83	188.71

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	93.53	99.22	187.92

Ratio of stockholders’ equity to total assets at end of the period (%)	22.5	21.3	23.2

Net cash provided by (used in) operating activities	616,289	471,616	2,321,675

Net cash used in investing activities	(644,930)	(393,971)	(930,120)

Net cash provided by financing activities	(126,974)	(383,371)	(298,243)

Cash and cash equivalents at end of the period	1,728,710	2,667,965	2,980,956

Notes:

1.

Sony’s condensed semi-annual consolidated financial statements are prepared in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

2.	Share of profit (loss) of investments accounted for using the equity method is reported as a component of operating income.
3.	Ratio of stockholders’ equity to total assets is calculated by using equity attributable to the stockholders of the Company.
4.	Sony prepares condensed semi-annual consolidated financial statements. Therefore parent-only selected financial data is not presented.
5.

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen) and net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2025.

6.

At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, the Company resolved the plan regarding the execution of a partial spin-off (the “Partial Spin-off of the Financial Services business”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business, in October 2025 (the “resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business”). In connection with the resolution, the Financial Services business was classified as a discontinued operation from the first quarter of the fiscal year ending March 31, 2026, in accordance with IFRS Accounting Standards. Accordingly, sales, operating income, and income before income taxes for the six months ended September 30, 2025 are presented based on continuing operations excluding discontinued operations, and are consistent with sales, operating income and income before income taxes from continuing operations shown in “IV Financial Statements – Condensed Semi-annual Consolidated Statements of Income (Unaudited).” The corresponding figures of sales, operating income and income before income taxes for the six months ended September 30, 2024, and for the fiscal year ended March 31, 2025, have been re-presented to conform to this classification. For details of discontinued operations, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 13. Discontinued Operations.”

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2025.

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. For details of discontinued operations, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 13. Discontinued Operations.”

As of September 30, 2025, the Company had 1,582 subsidiaries and 147 affiliated companies, of which 1,544 companies are consolidated subsidiaries (including structured entities) of the Company. The Company has applied the equity accounting method for 134 associates and joint ventures.

II	State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2025. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June  20, 2025

https://www.sec.gov/Archives/edgar/data/313838/000119312525143137/d820387d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Effective October 1, 2025, Sony Group Corporation executed the Partial Spin-off of the Financial Services business. In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business on May 14, 2025, the Financial Services business was classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from the three months ended June 30, 2025, in accordance with IFRS Accounting Standards. The results for the six months ended September 30, 2024, the comparative period, have been re-presented to conform to the current presentation. For details of discontinued operations, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 13. Discontinued Operations.”

All financial information is presented based on IFRS Accounting Standards. “Sales” in each business segment represents sales recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 4. Business segment information.”

Consolidated Financial Results

	(Yen in billions)
	Six months ended September 30
Continuing Operations*	2024	2025
Sales	5,536.6	5,729.5
Operating income	638.5	768.9
Income before income taxes	671.4	798.4
Net income attributable to Sony Group Corporation’s stockholders	501.9	570.5

*

The above financial results represent the results for continuing operations. On a consolidated basis including the discontinued operation, net income attributable to Sony Group Corporation’s stockholders for the six months ended September 30, 2025 (“the current six months”) increased 28.7 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 598.9 billion yen.

Results for the current six months are as follows (“(+)” represents positive contributing factors while “(–)” represents negative contributing factors):

Sales: 5 trillion 729.5 billion yen (192.9 billion yen increase year-on-year)

•	(+) Increases in sales in the Imaging & Sensing Solutions (“I&SS”), Music and Game & Network Services (“G&NS”) segments
•	(–) Decrease in sales in the Entertainment, Technology & Services (“ET&S”) segment

Operating Income: 768.9 billion yen (130.5 billion yen increase year-on-year)

•	(+) Increases in operating income in the G&NS, I&SS and Music segments
•	(–) Decrease in operating income in the ET&S segment

The share of profit (loss) of investments accounted for using the equity method, recorded within operating income: Loss of 3.4 billion yen (2.3 billion yen increase in loss year-on-year)

•	(–) Increase in the share of loss of investments accounted for using the equity method in All Other

The net effect of financial income and expenses: Income of 29.4 billion yen (3.5 billion yen decrease in income year-on-year)

•	(–) Decrease in unrealized gains mainly on Sony’s shares of Spotify Technology S.A.
•	(–) Increase in foreign exchange losses, net
•	(+) Improvement in interest income and expenses

For details, please refer to “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 5. Financial instruments.”

Income before Income Taxes: 798.4 billion yen (127.0 billion yen increase year-on-year)

Income Taxes: 217.1 billion yen (53.2 billion yen increase year-on-year)

Effective Tax Rate: 27.2% (24.4% in the same period of the previous fiscal year)

The year-on-year change in the tax rate was mainly due to the impact of the following factors:

•	A higher Japanese tax rate mainly resulting from a decrease in research and development tax credits to be utilized in the fiscal year ending March 31, 2026
•	Decrease in tax expense from refunds of taxes paid in previous years in Japan

Net income attributable to Sony Group Corporation’s stockholders for continuing operations: 570.5 billion yen (68.5 billion yen increase year-on-year)

Operating performance by business segment for the current six months is as follows:

Game & Network Services (G&NS)

Sales: 2 trillion 49.7 billion yen, a 113.3 billion yen increase year-on-year (Impact of foreign exchange rates: -35.3 billion yen)

•	(+) Increase in sales of non-first-party game software titles including add-on content
•	(+) Increase in sales from network services

Operating income: 268.3 billion yen, a 64.3 billion yen increase year-on-year (Impact of foreign exchange rates: +10.7 billion yen)

•	(+) Impact of increase in sales from network services
•	(+) Impact of increase in sales of non-first-party game software titles including add-on content
•	(–) Recording of impairment losses against a portion of Bungie, Inc.’s intangible and other assets in connection with Destiny 2 (31.5 billion yen)

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Sales: 1 trillion 7.7 billion yen, a 117.5 billion yen increase year-on-year (Impact of foreign exchange rates: -33.5 billion yen)

•	(+) Higher revenues from streaming services in Recorded Music and Music Publishing
•	(+) Higher revenues in Visual Media & Platform mainly due to the contribution from Demon Slayer: Kimetsu no Yaiba Infinity Castle

Operating income: 208.2 billion yen, a 31.9 billion yen increase year-on-year

•	(+) Impact of increase in sales

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so the following analysis is on a U.S. dollar basis.

Sales: 673.1 billion yen, a 20.0 billion yen decrease year-on-year (U.S. dollar basis: a 58 million increase year-on-year)

•	(+) Increase in series deliveries in Television Productions
•	(–) Lower revenues from theatrical releases in the current fiscal year in Motion Pictures

Operating income: 32.5 billion yen, a 2.7 billion yen increase year-on-year (U.S. dollar basis: a 25 million increase year-on-year)

•	(+) Impact of higher revenues from Crunchyroll mainly due to paid subscriber growth and the worldwide theatrical distribution of Demon Slayer: Kimetsu no Yaiba Infinity Castle*
•	(–) Impact of lower revenues from theatrical releases in the current fiscal year in Motion Pictures

*	Crunchyroll and Sony Pictures are distributing the film theatrically worldwide, excluding Japan and select Asian territories.

Entertainment, Technology & Services (ET&S)

Sales: 1 trillion 110.0 billion yen, a 110.7 billion yen decrease year-on-year (Impact of foreign exchange rates: -26.9 billion yen)

•	(–) Decrease in unit sales in Displays

Operating income: 104.1 billion yen, a 30.1 billion yen decrease year-on-year (Impact of foreign exchange rates: -8.3 billion yen)

•	(–) Impact of decrease in sales in Displays
•	(–) Impact of decrease in sales and impact of tariffs, both in Imaging
•	(+) Reductions in operating expenses

Imaging & Sensing Solutions (I&SS)

Sales: 1 trillion 22.8 billion yen, a 133.8 billion yen increase year-on-year (Impact of foreign exchange rates: -31.7 billion yen)

•	(+) Increase in sales of image sensors for mobile products
•	(+) Improvement in product mix
•	(+) Increase in unit sales
•	(+) Increase in sales of image sensors for digital cameras

Operating income: 192.5 billion yen, a 63.5 billion yen increase year-on-year (Impact of foreign exchange rates: -18.7 billion yen)

•	(+) Impact of increase in sales

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Condensed Semi-annual Consolidated Financial Statements – 4. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 20, 2025. Although foreign exchange rates have fluctuated during the six-month period ended September 30, 2025, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2025

https://www.sec.gov/Archives/edgar/data/313838/000119312525143137/d820387d20f.htm

During the current six months, the average rates of the yen were 146.0 yen against the U.S. dollar and 167.9 yen against the euro, which were 6.6 yen stronger and 2.1 yen weaker year-on-year, respectively.

For the current six months, sales were 5 trillion 729.5 billion yen, an increase of 3% year-on-year, while on a constant currency basis, sales increased approximately 6% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the Note below.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of the G&NS, ET&S and I&SS segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Yen in billions)
		Six months ended September 30		Impact of changes in foreign exchange rates
		2024	2025
G&NS	Sales	1,936.4	2,049.7	-35.3
	Operating income	204.1	268.3	+10.7
ET&S	Sales	1,220.7	1,110.0	-26.9
	Operating income	134.2	104.1	-8.3
I&SS	Sales	889.0	1,022.8	-31.7
	Operating income	129.1	192.5	-18.7

In addition, sales for the Music segment increased 13% year-on-year to 1 trillion 7.7 billion yen, an approximate 17% increase on a constant currency basis. In the Pictures segment, sales decreased 3% year-on-year to 673.1 billion yen, an approximate 1% increase on a U.S. dollar basis.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the current six months. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the current six months to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s condensed semi-annual consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Operating Activities: Net cash inflow from operating activities during the current six months was 471.6 billion yen, a decrease of 144.7 billion yen year-on-year.

For continuing operations, there was a 492.3 billion yen net cash inflow, a decrease of 79.9 billion yen year-on-year. This decrease was mainly due to a larger increase in trade receivables, contract assets and inventories, partially offset by a year-on-year increase in income before income taxes after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, gain on securities, net, and share of loss of investments accounted for using the equity method, net of dividends). There was a net cash outflow of 20.7 billion yen from discontinued operations, compared to a net cash inflow of 44.1 billion yen in the same period of the previous fiscal year.

Investing Activities: During the current six months, Sony used 394.0 billion yen of net cash in investing activities, a decrease of 251.0 billion yen year-on-year.

For continuing operations, there was a 377.7 billion yen net cash outflow, a decrease of 252.4 billion yen year-on-year. This decrease was mainly due to a year-on-year decrease in payments for purchases of businesses and other, and a year-on-year decrease in payments for purchases of property, plant and equipment, partially offset by a year-on-year increase in payments for investments and advances.

Financing Activities: During the current six months, Sony used 383.4 billion yen of net cash in financing activities, an increase of 256.4 billion yen year-on-year.

For continuing operations, there was a net cash outflow of 374.1 billion yen, an increase of 252.3 billion yen year-on-year. This increase was mainly due to the impact of capital contributions from non-controlling interests in the same period of the previous fiscal year as well as the impact of the issuance of commercial paper in the same period of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents in the Condensed Semi-annual Consolidated Statements of Financial Position as of September 30, 2025 was 1 trillion 497.9 billion yen.

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 20, 2025. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2025

https://www.sec.gov/Archives/edgar/data/313838/000119312525143137/d820387d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as Research and Development in the Annual Report on Form 20-F filed with the SEC on June 20, 2025.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2025

https://www.sec.gov/Archives/edgar/data/313838/000119312525143137/d820387d20f.htm

Research and development costs for the six months ended September 30, 2025 totaled 365.3 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 20, 2025. The changes are indicated by underlines below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 20, 2025

https://www.sec.gov/Archives/edgar/data/313838/000119312525143137/d820387d20f.htm

An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1 trillion 244.0 billion yen in total for Sony Group Corporation, SGTS and SCC as of September 30, 2025. There were no amounts outstanding under the CP programs as of September 30, 2025. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 759.2 billion yen in unused committed lines of credit, as of September 30, 2025. Details of those committed lines of credit are: a 350.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3) Material Contracts

There were no material contracts executed or determined to be executed during the six months ended September 30, 2025.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 20, 2025. This disclosure does not correspond to or update Item 10.C of the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  20, 2025

https://www.sec.gov/Archives/edgar/data/313838/000119312525143137/d820387d20f.htm

III	Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	18,000,000,000
Total	18,000,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the Semi-annual period (September 30, 2025)	As of the filing date of the Semi-annual Securities Report (November 14, 2025)
Common stock	6,149,810,645	6,149,810,645	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).

Total	6,149,810,645	6,149,810,645	—	—

Note:	The Company’s shares of common stock are listed on the Prime Market of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

① Description of Stock Option

Not applicable.

② Other Stock Acquisition Rights

Not applicable.

 Note for readers of this English translation:

The above means that there was no issuance of SARs during the six months ended September 30, 2025.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From April 1 to September 30, 2025 *	—	6,149,811	—	881,357	(1,095,050)	—

Note:

*

The decrease in the legal capital surplus is due to the transfer from the legal capital surplus to other capital surplus pursuant to Article 448, Paragraph 1 of the Companies Act of Japan, as resolved at the Company’s Ordinary General Meeting of Shareholders held on June 24, 2025, and became effective August 31, 2025.

v) Status of Major Shareholders

(As of September 30, 2025)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
The Master Trust Bank of Japan, Ltd. (Trust account) *1	Akasaka Intercity Air, 1-8-1, Akasaka, Minato-ku, Tokyo	1,105,918	18.50
Moxley and Co LLC *2 (Local Custodian: MUFG Bank, Ltd.)	383 Madison Avenue, Floor 11 New York, New York 10179 U.S.A. (1-4-5, Marunouchi, Chiyoda-ku, Tokyo)	507,465	8.49
Custody Bank of Japan, Ltd. (Trust account) *1	1-8-12, Harumi, Chuo-ku, Tokyo	421,685	7.05
State Street Bank and Trust Company 505001 *3 (Local Custodian: Mizuho Bank, Ltd.)	One Congress Street, Suite 1, Boston, Massachusetts (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	183,598	3.07
State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	124,144	2.08
Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 NO (6-27-30, Shinjuku, Shinjuku-ku, Tokyo)	118,568	1.98
JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	104,329	1.75
JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	92,266	1.54
The Bank of New York Mellon 140042 *3 (Local Custodian: Mizuho Bank, Ltd.)	240 Greenwich Street, New York, NY 10286, U.S.A (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	71,062	1.19
State Street Bank and Trust Company 505103 *3 (Local Custodian: Mizuho Bank, Ltd.)	One Congress Street, Suite 1, Boston, Massachusetts (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	69,352	1.16
Total	—	2,798,388	46.82

Notes:

*1.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*2.	Moxley and Co LLC is the nominee of JPMorgan Chase Bank, N.A.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America.

These shareholders are also the nominees for these investors.

4.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of September 19, 2025, and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 joint holder held share certificates, etc. of the Company as of September 15, 2025 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2025.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	361,355	5.88

5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of December 5, 2024, and reported that BlackRock Japan Co., Ltd. and 11 joint holders held share certificates, etc. of the Company as of November 29, 2024 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2025.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
BlackRock Japan Co., Ltd. and 11 Joint Holders	532,554	8.53

6.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of October 6, 2020, and reported that Nomura Asset Management Co., Ltd. and 3 joint holders held share certificates, etc. of the Company as of September 30, 2020 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of September 30, 2025.

Name	Number of share certificates, etc. held (Thousands)	Percentage of share certificates, etc. held (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,157	5.01

vi) Status of Voting Rights

1) Shares Issued

(As of September 30, 2025)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	172,670,700	—	—
Shares with full voting rights (Others)	5,975,508,000	59,755,080	—

Shares constituting less than one full unit	1,631,945	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	6,149,810,645	—	—
Total voting rights held by all shareholders	—	59,755,080	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 94,300 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 943 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of September 30, 2025)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Group Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	172,670,700	—	172,670,700	2.81
Total	—	172,670,700	—	172,670,700	2.81

 Notes:

1.

In addition to the 172,670,700 shares listed above, there are 1,500 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

2.	Upon the disposal of treasury shares due to the exercise of SARs from October 1, 2025 to October 31, 2025, the number of shares held decreased by 732,000 shares.

(2) Directors and Corporate Executive Officers

Not applicable.

IV Financial Statements

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1) Condensed Semi-annual Consolidated Financial Statements

Condensed Semi-annual Consolidated Statements of Financial Position (Unaudited)

		Yen in millions
	Note	March 31, 2025	September 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	13	2,980,956	1,497,897
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 131,544 million yen as of March 31, 2025)	5, 13	453,677	-
Trade and other receivables, and contract assets		1,943,184	2,039,581
Inventories		1,310,770	1,676,231
Other financial assets	5	145,192	24,434
Other current assets	6	621,209	712,588
Assets classified as held for distribution to owners	5, 6, 13	-	21,286,470
Total current assets		7,454,988	27,237,201
Non-current assets:
Investments accounted for using the equity method		347,718	366,780
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,797,194 million yen as of March 31, 2025)	5, 13	18,736,298	-
Property, plant and equipment		1,513,660	1,403,925
Right-of-use assets		521,685	433,185
Goodwill		1,508,721	1,514,177
Content assets	7, 11	2,249,048	2,306,133
Other intangible assets	7	671,212	562,837
Deferred tax assets		559,284	480,970
Other financial assets	5	1,164,630	1,293,993
Other non-current assets	6	565,929	528,748
Total non-current assets		27,838,185	8,890,748
Total assets		35,293,173	36,127,949

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Financial Position (Unaudited) (Continued)

		Yen in millions
	Note	March 31, 2025	September 30, 2025
LIABILITIES
Current liabilities:
Short-term borrowings	13	1,843,959	50,467
Current portion of long-term debt	5	287,445	208,626
Trade and other payables		2,100,144	2,303,392
Deposits from customers in the banking business	13	3,981,193	-
Income taxes payables		89,485	156,167
Accrued liabilities for dividends in kind	8	-	955,700
Participation and residual liabilities in the Pictures segment		236,752	213,848
Other financial liabilities	5	110,689	254,494
Other current liabilities	6	2,039,121	1,700,414
Liabilities classified as held for distribution to owners	5, 6, 13	-	20,185,222
Total current liabilities		10,688,788	26,028,330
Non-current liabilities:
Long-term debt	5, 13	2,066,842	1,344,452
Defined benefit liabilities		236,941	200,430
Deferred tax liabilities		175,228	182,588
Insurance contract liabilities	6, 13	12,689,306	-
Participation and residual liabilities in the Pictures segment		188,919	144,784
Other financial liabilities	5	574,351	87,106
Other non-current liabilities		162,647	146,198
Total non-current liabilities		16,094,234	2,105,558
Total liabilities		26,783,022	28,133,888
EQUITY
Sony Group Corporation’s stockholders’ equity:	8
Common stock		881,357	881,357
Additional paid-in capital		1,483,527	1,474,297
Retained earnings		6,678,168	6,261,849
Accumulated other comprehensive income	13	(566,447)	941,206
Accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners	13	-	(1,381,779)
Treasury stock, at cost		(296,860)	(489,328)
Equity attributable to Sony Group Corporation’s stockholders		8,179,745	7,687,602
Noncontrolling interests		330,406	306,459
Total equity		8,510,151	7,994,061
Total liabilities and equity		35,293,173	36,127,949

 The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Income (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2024	2025
Continuing operations
Sales	9	5,536,585	5,729,522
Costs and expenses:
Cost of sales		3,829,040	3,875,440
Selling, general and administrative		1,080,851	1,067,751
Other operating (income) expense, net		(12,788)	14,044
Total costs and expenses		4,897,103	4,957,235
Share of profit (loss) of investments accounted for using the equity method		(1,020)	(3,358)
Operating income		638,462	768,929
Financial income		76,479	79,965
Financial expenses		43,548	50,532
Income before income taxes		671,393	798,362
Income taxes		163,965	217,135
Net income from continuing operations		507,428	581,227

Discontinued Operations
Net income from discontinued operations	13	68,225	28,425
Net income		575,653	609,652

Net income attributable to
Sony Group Corporation’s stockholders		570,134	598,877
Net income from continuing operations		501,909	570,452
Net income from discontinued operations		68,225	28,425
Noncontrolling interests		5,519	10,775

		Yen
		Six months ended September 30
	Note	2024	2025
Per share data:	10
Net income attributable to Sony Group Corporation’s stockholders
– Basic		93.84	99.83
Continuing operations		82.61	95.09
Discontinued operations		11.23	4.74
– Diluted		93.53	99.22
Continuing operations		82.34	94.51
Discontinued operations		11.19	4.71

 The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2024	2025
Net income		575,653	609,652
Other comprehensive income, net of tax -	8
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		(16,828)	2,516
Remeasurement of defined benefit pension plans		(763)	6
Share of other comprehensive income of investments accounted for using the equity method		(1,144)	151
Other comprehensive income from discontinued operations	13	(356)	857
Items that may be reclassified subsequently to profit or loss
Cash flow hedges		(1,416)	(4,548)
Exchange differences on translating foreign operations		(204,714)	90,883
Share of other comprehensive income of investments accounted for using the equity method		(1,579)	758
Other comprehensive income from discontinued operations	13	21,168	30,112
Total other comprehensive income, net of tax		(205,632)	120,735
Comprehensive income		370,021	730,387

Total comprehensive income
Comprehensive income from continuing operations		280,984	670,993
Comprehensive income from discontinued operations	13	89,037	59,394

Comprehensive income attributable to
Sony Group Corporation’s stockholders		365,683	720,295
Comprehensive income from continuing operations		276,646	660,901
Comprehensive income from discontinued operations	13	89,037	59,394
Noncontrolling interests		4,338	10,092

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024		881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income				570,134			570,134	5,519	575,653
Other comprehensive income, net of tax	8				(204,451)		(204,451)	(1,181)	(205,632)
Total comprehensive income				570,134	(204,451)		365,683	4,338	370,021
Transfer to retained earnings				(21,657)	21,657		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions			0	(1,631)		8,003	6,372		6,372
Compensation expenses related to stock-based compensation transactions			10,707				10,707		10,707
Dividends declared				(54,965)			(54,965)	(4,220)	(59,185)
Purchase of treasury stock						(202,107)	(202,107)		(202,107)
Reissuance of treasury stock			1			4	5		5
Cancellation of treasury stock			(839)	(127,738)		128,577	-		-
Transactions with noncontrolling interests shareholders and other			(3,900)				(3,900)	137,802	133,902
Balance at September 30, 2024		881,357	1,489,379	6,366,550	(558,857)	(469,457)	7,708,972	306,848	8,015,820

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2025		881,357	1,483,527	6,678,168	(566,447)	-	(296,860)	8,179,745	330,406	8,510,151
Comprehensive income:
Net income				598,877				598,877	10,775	609,652
Other comprehensive income, net of tax	8				56,155	65,263		121,418	(683)	120,735
Total comprehensive income				598,877	56,155	65,263		720,295	10,092	730,387
Transfer to retained earnings				754	(824)	70		-		-
Transactions with stockholders and other:
Stock issued under stock-based compensation transactions			1,364				26,897	28,261		28,261
Compensation expenses related to stock-based compensation transactions			8,112					8,112		8,112
Dividends declared				(60,250)				(60,250)	(19,032)	(79,282)
Dividends in kind	8			(955,700)				(955,700)		(955,700)
Purchase of treasury stock							(219,365)	(219,365)		(219,365)
Reissuance of treasury stock			0				0	0		0
Transfer to held for distribution to owners	13				1,447,112	(1,447,112)		-		-
Transactions with noncontrolling interests shareholders and other			(18,706)		5,210			(13,496)	(15,007)	(28,503)
Balance at September 30, 2025		881,357	1,474,297	6,261,849	941,206	(1,381,779)	(489,328)	7,687,602	306,459	7,994,061

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Cash Flows (Unaudited)

		Yen in millions
		Six months ended September 30
	Note	2024	2025
Cash flows from operating activities:
Income before income taxes from continuing operations		671,393	798,362
Adjustments to reconcile income before income taxes from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs		535,561	556,579
Other operating (income) expense, net		(12,788)	14,044
Gain on securities, net		(45,774)	(38,907)
Share of loss of investments accounted for using the equity method, net of dividends		8,430	10,200
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(58,634)	(212,064)
Increase in inventories		(260,950)	(344,176)
Increase in content assets	11	(408,541)	(295,046)
Increase in trade payables		363,742	328,241
Decrease in taxes payable other than income taxes, net		(16,207)	(5,352)
Increase in other financial assets and other current assets		(36,747)	(65,172)
Decrease in other financial liabilities and other current liabilities		(62,443)	(44,184)
Income taxes paid		(127,321)	(89,895)
Other		22,475	(120,339)
Total net cash provided by operating activities from continuing operations		572,196	492,291
Net cash provided by (used in) operating activities from discontinued operations		44,093	(20,675)
Net cash provided by operating activities		616,289	471,616

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Semi-annual Consolidated Statements of Cash Flows (Unaudited) (Continued)

		Yen in millions
		Six months ended September 30
	Note	2024	2025
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(390,874)	(219,879)
Proceeds from sales of property, plant and equipment and other intangible assets		6,648	2,516
Payments for investments and advances		(41,023)	(110,943)
Proceeds from sales or return of investments and collections of advances		33,293	8,465
Payments for purchases of businesses and other	11	(266,496)	(63,494)
Proceeds from sales of businesses		1,404	3,464
Other		26,920	2,181
Total net cash used in investing activities from continuing operations		(630,128)	(377,690)
Net cash used in investing activities from discontinued operations		(14,802)	(16,281)
Net cash used in investing activities		(644,930)	(393,971)
Cash flows from financing activities:
Increase in short-term borrowings, net		40,410	3,132
Proceeds from issuance of long-term debt		11,085	10,480
Payments of long-term debt		(55,945)	(83,165)
Dividends paid		(54,931)	(60,209)
Payments for purchases of treasury stock		(202,107)	(219,365)
Capital contribution from non-controlling interests	11	150,804	-
Other		(11,129)	(24,991)
Total net cash used in financing activities from continuing operations		(121,813)	(374,118)
Net cash used in financing activities from discontinued operations		(5,161)	(9,253)
Net cash used in financing activities		(126,974)	(383,371)
Effect of exchange rate changes on cash and cash equivalents		(22,788)	(7,265)
Net decrease in cash and cash equivalents		(178,403)	(312,991)
Cash and cash equivalents at beginning of the fiscal year		1,907,113	2,980,956
Cash and cash equivalents at end of the period		1,728,710	2,667,965
Cash and cash equivalents included in assets held for distribution to owners	2, 13	-	1,170,068
Cash and cash equivalents in the Condensed Semi-annual Consolidated Statements of Financial Position	2	1,728,710	1,497,897

 The accompanying notes are an integral part of these statements.

Index to Notes to Condensed Semi-annual Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

Notes to Condensed Semi-annual Consolidated Financial Statements (Unaudited)

Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity

Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music, artists’ live performances and merchandising, the management and licensing of the words and music of songs, and the production and distribution of animation titles and game applications. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television networks and direct-to-consumer (“DTC”) streaming services. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance businesses through its Japanese insurance subsidiaries and banking business through a Japanese internet-based banking subsidiary. At a meeting of Sony Group Corporation’s Board of Directors (the “Board”) held on May 14, 2025, Sony Group Corporation resolved the plan regarding the execution of a partial spin-off (the “Partial Spin-off of the Financial Services business”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary which operates the Financial Services business, in October 2025 (the “resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business”). In connection with the resolution, the Financial Services business was classified as a discontinued operation. For further information on discontinued operations, please refer to Note 13.

2.	Basis of preparation

Compliance with International Financial Reporting Standards

The condensed semi-annual consolidated financial statements of Sony have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting,” as issued by the International Accounting Standards Board (“IASB”).

The condensed semi-annual consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2025, since the condensed semi-annual consolidated financial statements do not contain all the information required in the annual consolidated financial statements.

Approval of condensed semi-annual consolidated financial statements

The condensed semi-annual consolidated financial statements were approved by Hiroki Totoki, President and Chief Executive Officer and Representative Corporate Executive Officer, and Lin Tao, Chief Financial Officer and Corporate Executive Officer on November 14, 2025.

Functional currency and presentation currency

The condensed semi-annual consolidated financial statements have been presented in Japanese yen, which is the functional currency of Sony Group Corporation. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen.

Use of estimates and judgments

The preparation of the condensed semi-annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed semi-annual consolidated financial statements are prepared based on the same judgements, estimates and assumptions as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2025 except for judgments regarding the timing of recognition of unpaid dividends as described in Note 8 and judgments regarding classification as a discontinued operation and held for distribution to owners as described in Note 13.

Change in presentation

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Income and losses related to business classified as a discontinued operation are separately presented, net of income taxes, following net income from continuing operations, in the condensed semi-annual consolidated statements of income. In accordance with the classification of the Financial Services business as a discontinued operation, the condensed semi-annual consolidated statements of income, condensed semi-annual consolidated statements of comprehensive income, condensed semi-annual consolidated statements of cash flows, and related notes to the condensed semi-annual consolidated financial statements for comparative periods have been re-presented separately for continuing operations and discontinued operations. In the condensed semi-annual consolidated statements of cash flows, cash flows from operating, investing and financing activities are presented separately for continuing operations and discontinued operations. The balance of cash and cash equivalents at end of the period is presented separately as cash and cash equivalents included in assets held for distribution to owners and cash and cash equivalents in the condensed semi-annual consolidated statements of financial position. For further information on discontinued operations, please refer to Note 13.

3.	Summary of material accounting policies

The condensed semi-annual consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2025. Income taxes are recognized in each interim period based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

4.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating income or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its President and Chief Executive Officer.

The Game & Network Services (“G&NS”) segment includes the production and sales of digital software and add-on content, the network services businesses and the manufacture and sales of home gaming products. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Entertainment, Technology & Services (“ET&S”) segment includes the Imaging business, the Sound business, the Network Services business and the Displays business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation and has been excluded from the reporting segments. Consequently, the figures for comparative periods have been re-presented. For further information on discontinued operations, please refer to Note 13.

Segment sales:

	Yen in millions
	Six months ended September 30
	2024	2025
Sales:
Game & Network Services -
Customers	1,878,486	1,983,242
Intersegment	57,955	66,462

Total	1,936,441	2,049,704
Music -
Customers	879,726	991,362
Intersegment	10,493	16,340

Total	890,219	1,007,702
Pictures -
Customers	689,946	669,502
Intersegment	3,196	3,635

Total	693,142	673,137
Entertainment, Technology & Services -
Customers	1,199,891	1,069,404
Intersegment	20,783	40,591

Total	1,220,674	1,109,995
Imaging & Sensing Solutions -
Customers	843,077	971,647
Intersegment	45,970	51,185

Total	889,047	1,022,832
All Other -
Customers	39,488	35,794
Intersegment	5,491	7,179

Total	44,979	42,973
Corporate and elimination	(137,917)	(176,821)

Consolidated total	5,536,585	5,729,522

Note:

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Intersegment amounts in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations.

Segment profit (loss):

	Yen in millions
	Six months ended September 30
	2024	2025
Operating income (loss):
Game & Network Services	204,058	268,311
Music	176,253	208,184
Pictures	29,783	32,515
Entertainment, Technology & Services	134,238	104,103
Imaging & Sensing Solutions	129,059	192,518
All Other	(5,208)	(7,874)

Total	668,183	797,757
Corporate and elimination	(29,721)	(28,828)

Consolidated operating income	638,462	768,929

Financial income	76,479	79,965
Financial expenses	(43,548)	(50,532)

Consolidated income before income taxes	671,393	798,362

Operating income (loss) is sales less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Operating income (loss) in each segment, as well as Corporate and elimination, include transaction amounts with discontinued operations. The items below consolidated operating income do not include discontinued operations.

Other significant items:

	Yen in millions
	Six months ended September 30
	2024	2025
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	281	521
Music	2,478	2,888
Pictures	(451)	(636)
Entertainment, Technology & Services	578	562
Imaging & Sensing Solutions	(991)	(137)
All Other	(2,915)	(6,556)

Consolidated total	(1,020)	(3,358)

	Yen in millions
	Six months ended September 30
	2024	2025
Depreciation and amortization:
Game & Network Services	68,014	72,357
Music	51,297	63,803
Pictures	218,701	237,271
Entertainment, Technology & Services	51,892	48,826
Imaging & Sensing Solutions	138,031	130,949
All Other	2,611	1,836

Total	530,546	555,042
Corporate and elimination	5,015	1,537

Consolidated total	535,561	556,579

Sales to customers by product category:

The following table is a breakdown of sales to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
	2024	2025
Sales:
Game & Network Services
Digital Software and Add-on Content	991,776	1,060,276
Network Services	320,125	355,329
Hardware and Others	566,585	567,637

Total	1,878,486	1,983,242

Music
Recorded Music - Streaming	386,134	404,593
Recorded Music - Others	203,381	217,610
Music Publishing	188,207	204,464
Visual Media and Platform	102,004	164,695

Total	879,726	991,362

Pictures
Motion Pictures	283,855	212,414
Television Productions	195,013	224,979
Media Networks	211,078	232,109

Total	689,946	669,502

Entertainment, Technology & Services
Imaging	391,184	359,127
Sound	144,814	137,181
Network Services	88,802	92,119
Displays	307,474	237,738
Other	267,617	243,239

Total	1,199,891	1,069,404

Imaging & Sensing Solutions	843,077	971,647
All Other	39,488	35,794
Corporate	5,971	8,571

Consolidated total	5,536,585	5,729,522

Note: Sony has realigned its product categories in the ET&S segment due to changes in business categories from the fiscal year ending March 31, 2026. In accordance with this realignment, results for the six months ended September 30, 2024 in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and DTC streaming services worldwide. In the ET&S segment, Imaging includes image and video content creation products and solutions, including interchangeable lens cameras and interchangeable lenses; Sound includes headphones and wireless speakers; Network Service includes internet-related services; Displays includes display products such as LCD and OLED televisions, as well as projectors; Other includes smartphones, home audio products and medical equipment, as well as sports officiating support and content production support services.

Geographic Information:

Sales attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
	2024	2025
Sales:
Japan	612,634	646,987
United States	1,893,264	1,856,933
Europe	1,130,854	1,206,051
China	618,886	710,728
Asia-Pacific	810,803	791,803
Other Areas	470,144	517,020

Total	5,536,585	5,729,522

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Spain and Italy
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East / Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales with any single major external customer for the six months ended September 30, 2024 and 2025.

5.	Financial instruments

(1)	Financial instruments measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Debt instruments and equity instruments

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flow method and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis and discounted cash flow method. The price book-value ratio and price earnings ratio of comparable companies, as well as cost of capital and EBITDA multiples for the terminal value used in discounted cash flow method, are primarily used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as the price book-value ratio and price earnings ratio of comparable companies rise (decline). In addition, the fair value increases (decreases), as the cost of capital declines (rises) and EBITDA multiples rise (decline), both of which are used in discounted cash flow method. Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flow method. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes model, which are consistently applied. For derivative products that have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy. If significant unobservable inputs are used in the models, such instruments are classified within Level 3.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract valuation models employing market observable inputs, such as spot currency rates and time value. These derivatives are classified within Level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2025 and September 30, 2025 is as follows:

	Yen in millions
	March 31, 2025
					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	411,764	-	411,764	-	-	411,764	-
Japanese local government bonds	-	1,225	-	1,225	-	-	1,225	-
Japanese corporate bonds	-	19,828	33	19,861	-	-	19,828	33
Foreign government bonds	41,867	179,346	-	221,213	-	-	221,213	-
Foreign corporate bonds	-	24,657	2,849	27,506	-	-	24,657	2,849
Investment funds	-	666,662	66,863	733,525	-	-	715,852	17,673
Equity securities	4,210,845	7,120	9,678	4,227,643	-	-	3,740,189	487,454
Derivative assets
Interest rate contracts	-	65,433	-	65,433	-	493	-	64,940
Foreign exchange contracts	-	15,255	-	15,255	-	13,821	-	1,434
Equity contracts	910	911	2,346	4,167	-	4,167	-	-
Bond contracts	1,286	-	-	1,286	-	1,286	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	757,357	-	757,357	3,494	-	753,863	-
Japanese local government bonds	-	8,596	-	8,596	8,596	-	-	-
Foreign government bonds	-	50,569	-	50,569	5,639	-	44,930	-
Foreign corporate bonds	-	71,408	6,042	77,450	25,659	-	51,791	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	6,134,141	-	6,134,141	35,000	-	6,099,141	-
Japanese local government bonds	-	71,752	-	71,752	11,055	-	60,697	-
Japanese corporate bonds	-	693,016	111,792	804,808	11,087	-	793,721	-
Foreign government bonds	-	1,315,058	-	1,315,058	4,612	-	1,310,307	139
Foreign corporate bonds	-	353,862	61,068	414,930	29,447	-	385,483	-
Securitized products	-	59,702	48,878	108,580	-	-	108,580	-
Financial assets designated to be measured at FVOCI
Equity securities	86,339	-	302,488	388,827	-	-	5,880	382,947

Total assets	4,341,247	10,907,662	612,037	15,860,946	134,589	19,767	14,749,121	957,469

					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	15,835	-	15,835	1,016	14,819
Foreign exchange contracts	-	15,778	-	15,778	15,778	-
Equity contracts	514	-	118,606	119,120	514	118,606
Bond contracts	3,793	-	-	3,793	3,793	-
Contingent consideration	-	-	25,785	25,785	11,594	14,191
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	52,963	52,963	10,912	42,051

Total liabilities	4,307	31,613	197,354	233,274	43,607	189,667

	Yen in millions
	September 30, 2025
					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Assets classified as held for distribution to owners *	Other financial assets (Current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	413,170	-	413,170	413,170	-	-
Japanese local government bonds	-	1,230	-	1,230	1,230	-	-
Japanese corporate bonds	-	16,695	189	16,884	16,695	-	189
Foreign government bonds	56,879	174,074	-	230,953	230,953	-	-
Foreign corporate bonds	-	30,753	2,884	33,637	30,753	-	2,884
Investment funds	-	822,559	66,226	888,785	872,450	-	16,335
Equity securities	4,769,939	7,859	10,923	4,788,721	4,163,560	-	625,161
Derivative assets
Interest rate contracts	-	112,414	-	112,414	-	866	111,548
Foreign exchange contracts	-	11,878	-	11,878	-	11,878	-
Equity contracts	-	-	135	135	-	135	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	690,569	-	690,569	690,569	-	-
Japanese local government bonds	-	2,000	-	2,000	2,000	-	-
Foreign government bonds	-	49,933	-	49,933	49,933	-	-
Foreign corporate bonds	-	60,050	4,308	64,358	64,358	-	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	5,790,701	-	5,790,701	5,790,701	-	-
Japanese local government bonds	-	109,712	-	109,712	109,712	-	-
Japanese corporate bonds	-	676,636	94,287	770,923	770,923	-	-
Foreign government bonds	-	1,319,508	-	1,319,508	1,319,358	-	150
Foreign corporate bonds	-	383,365	74,573	457,938	457,938	-	-
Securitized products	-	72,225	62,792	135,017	135,017	-	-
Financial assets designated to be measured at FVOCI
Equity securities	176,022	-	289,627	465,649	7,292	-	458,357

Total assets	5,002,840	10,745,331	605,944	16,354,115	15,126,612	12,879	1,214,624

					Presentation in the condensed semi-annual consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Liabilities classified as held for distribution to owners *	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	24,397	-	24,397	24,397	-	-
Foreign exchange contracts	-	15,528	-	15,528	4,796	10,732	-
Equity contracts	1,585	137	199,059	200,781	1,721	199,060	-
Other	4,052	-	-	4,052	4,052	-	-
Contingent consideration	-	-	18,427	18,427	-	10,775	7,652
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	59,712	59,712	-	33,927	25,785

Total liabilities	5,637	40,062	277,198	322,897	34,966	254,494	33,437

*

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the assets and liabilities related to the Financial Services business were classified into a disposal group classified as held for distribution to owners. Please refer to Note 13 for details.

Transfers of debt securities from Level 2 to Level 1 were 2,557 million yen and 9,920 million yen for the fiscal year ended March 31, 2025 and for the six months ended September 30, 2025, respectively, as quoted prices in active markets for certain debt securities became available. Transfers of debt securities from Level 1 to Level 2 were 2,081 million yen for the fiscal year ended March 31, 2025, as quoted prices in active markets for certain debt securities became unavailable. There were no transfers of debt securities from Level 1 to Level 2 for the six months ended September 30, 2025.

Transfers of equity securities from Level 2 to Level 1 were 1,480 million yen for the fiscal year ended March 31, 2025, as quoted prices in active markets for certain equity securities became available. There were no transfers of equity securities from Level 2 to Level 1 for the six months ended September 30, 2025.

The amount of transfers is calculated by assuming that transfers between levels occurred as of April 1 if transfers between levels occur during the interim consolidated accounting period, or as of October 1 if they occur during the period from October 1 through March 31 of the following year.

Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The pre-tax revaluation gains (losses) of the Spotify shares owned by Sony, which reflect costs to be paid to Sony’s artists and distributed labels as well as the changes in the fair value of derivatives utilized to hedge exposure to market fluctuation risk, are included in financial income (expenses) in the condensed semi-annual consolidated statements of income.

The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2025	September 30, 2025
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread	53bp-71bp	59bp-71bp
Securitized products			80bp-140bp	40bp-160bp
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	Option pricing (Black-Scholes)	Volatility	47.7%-57.0%	47.3%-59.3%

* bp = basis point

The decrease (increase) in fair value is the result of a rise (decline) of credit spreads.

For the above assets classified as Level 3, the fair value would not change significantly if one or more of the significant unobservable inputs were changed to reflect reasonably possible alternative assumptions.

The changes in fair value of Level 3 assets and liabilities for the six months ended September 30, 2024 and 2025 are as follows:

	Yen in millions
	Six months ended September 30, 2024
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *4	Other *5	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	20	-	-	30	-	-	-	(20)	30
Foreign corporate bonds	2,933	(169)	-	-	-	-	-	-	2,764
Investment funds	67,355	363	(384)	4,640	(8,503)	-	-	-	63,471
Equity securities	9,434	(271)	(1)	1,060	(421)	-	-	-	9,801
Derivative assets
Equity contracts	2,379	-	(137)	-	-	-	-	-	2,242
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	5,923	(52)	-	-	-	-	-	-	5,871
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	138,848	4	(16,061)	-	-	-	-	-	122,791
Foreign corporate bonds	34,757	(852)	(362)	27,625	(13,906)	-	-	-	47,262
Securitized products	22,008	(530)	17	7,816	(6,249)	-	-	-	23,062
Financial assets designated to be measured at FVOCI
Equity securities	249,181	-	(31,996)	4,876	(757)	-	(1,629)	65,654	285,329
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	-	17,799	(1,153)	-	-	-	-	-	16,646
Contingent consideration	50,343	(3,329)	(1,197)	1,703	(22,913)	-	-	-	24,607
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	54,028	(1,069)	(2,046)	3,807	(5,927)	-	-	-	48,793

	Yen in millions
	Six months ended September 30, 2025
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *4	Other	Ending balance
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	33	-	-	6	-	-	-	150	189
Foreign corporate bonds	2,849	(11)	-	46	-	-	-	-	2,884
Investment funds	66,863	(1,852)	(30)	3,363	(2,118)	-	-	-	66,226
Equity securities	9,678	158	1	1,246	(160)	-	-	-	10,923
Derivative assets
Equity contracts	2,346	(2,160)	(51)	-	-	-	-	-	135
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	6,042	74	-	-	-	-	(1,808)	-	4,308
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	111,792	4	(17,509)	-	-	-	-	-	94,287
Foreign corporate bonds	61,068	727	70	29,629	(16,921)	-	-	-	74,573
Securitized products	48,878	154	19	31,207	(4,816)	-	(12,650)	-	62,792
Financial assets designated to be measured at FVOCI
Equity securities	302,488	-	(15,513)	4,554	(1,902)	-	-	-	289,627
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	118,606	79,356	1,097	-	-	-	-	-	199,059
Contingent consideration	25,785	328	(12)	1,008	(8,715)	-	-	33	18,427
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	52,963	1,997	(32)	4,784	-	-	-	-	59,712

*1	For liability items, gains are presented as negative and losses are presented as positive.
*2

Gains (losses) recognized in net income are included in other operating (income) expense, net, financial income, financial expenses and net income from discontinued operations in the condensed semi-annual consolidated statements of income. In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, income and loss from the Financial Services business is included in net income from discontinued operations, which was previously included in financial services revenue in the condensed semi-annual consolidated statements of income.

*3

Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, exchange differences on translating foreign operations and other comprehensive income from discontinued operations in the condensed semi-annual consolidated statements of comprehensive income. In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, other comprehensive income from the Financial Services business is included in other comprehensive income from discontinued operations, which was previously included in changes in equity instruments measured at fair value through other comprehensive income and changes in debt instruments measured at fair value through other comprehensive income in the condensed semi-annual consolidated statements of comprehensive income.

*4	Certain financial assets were transferred from Level 3 because observable market data became available.
*5	The increase in equity securities designated to be measured at fair value through other comprehensive income is mainly due to a change in the scope of consolidation.

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of September 30, 2024 and 2025 are as follows:

	Yen in millions
	Six months ended September 30
	2024	2025
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	(169)	(11)
Investment funds	(3,014)	(1,388)
Equity securities	(419)	97
Derivative assets
Equity contracts	-	(2,160)
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	(52)	74
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	4	4
Foreign corporate bonds	(852)	727
Securitized products	(530)	154
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Equity contracts	(17,799)	(79,356)
Contingent consideration	393	(106)
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	1,069	(1,997)

Gains (losses) recognized in net income are included in other operating (income) expense, net, financial income, financial expenses and net income from discontinued operations in the condensed semi-annual consolidated statements of income. In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, income and loss from the Financial Services business is included in net income from discontinued operations, which was previously included in financial services revenue in the condensed semi-annual consolidated statements of income.

(2)	Financial instruments measured at amortized cost

The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2025 and September 30, 2025 are summarized as follows:

	Yen in millions
	March 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese local government bonds	-	11,696	-	11,696	11,626
Japanese corporate bonds	-	24,273	-	24,273	24,916
Foreign corporate bonds	-	937	-	937	935
Securitized products	-	-	439,132	439,132	439,281
Other	-	29,820	14,364	44,184	44,296
Housing loans in the banking business	-	-	3,709,148	3,709,148	3,763,261

Total assets	-	66,726	4,162,644	4,229,370	4,284,315

Liabilities:
Long-term debt including the current portion	-	1,621,264	101,632	1,722,896	1,754,817
Investment contract liabilities	-	60,558	-	60,558	62,772

Total liabilities	-	1,681,822	101,632	1,783,454	1,817,589

	Yen in millions
	September 30, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese local government bonds	-	13,972	-	13,972	14,294
Japanese corporate bonds	-	35,129	-	35,129	36,481
Securitized products	-	-	430,158	430,158	429,144
Other	-	47,605	19,560	67,165	67,531
Housing loans in the banking business	-	-	3,752,026	3,752,026	3,723,250

Total assets	-	96,706	4,201,744	4,298,450	4,270,700

Liabilities:
Long-term debt including the current portion	-	1,562,846	91,559	1,654,405	1,684,134
Investment contract liabilities	-	59,285	-	59,285	61,848

Total liabilities	-	1,622,131	91,559	1,713,690	1,745,982

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the assets and liabilities related to the Financial Services business were classified as a disposal group classified as held for distribution to owners. Therefore, the above items related to the Financial Services business are included in assets classified as held for distribution to owners and liabilities classified as held for distribution to owners in the condensed semi-annual consolidated statements of financial position. Please refer to Note 13 for details.

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature.

The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

The fair values of investment contract liabilities classified as Level 2 were determined by using the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves adjusted for items such as credit risk.

6.	Insurance contracts in the Financial Services business

Changes	in liabilities for remaining coverage and liabilities for incurred claims

The tables below show the changes in liabilities for remaining coverage and liabilities for incurred claims for the six months ended September 30, 2024 and 2025.

	Yen in millions
	Liabilities for remaining coverage		Liabilities for incurred claims *4	Total
	Excluding loss component	Loss component
Balance as of April 1, 2024
Insurance contract assets *1	(90,377)	-	33,402	(56,975)
Insurance contract liabilities *2*3	12,900,023	55,333	138,983	13,094,339

Net carrying amounts	12,809,646	55,333	172,385	13,037,364

Insurance revenue	(309,232)	-	-	(309,232)
Insurance service expenses	64,741	983	150,153	215,877

Insurance service result	(244,491)	983	150,153	(93,355)
Insurance finance expenses (income)	(345,272)	(1,435)	(81)	(346,788)

Total amounts recognized in comprehensive income *5	(589,763)	(452)	150,072	(440,143)
Investment component excluded from insurance revenue and insurance service expenses	(487,612)	-	487,612	-
Cash flows	939,198	-	(631,460)	307,738
Other	(1,083)	1,187	(997)	(893)

Balance as of September 30, 2024
Insurance contract assets *1	(91,045)	1	34,990	(56,054)
Insurance contract liabilities *2*3	12,761,431	56,067	142,622	12,960,120

Net carrying amounts	12,670,386	56,068	177,612	12,904,066

	Yen in millions
	Liabilities for remaining coverage		Liabilities for incurred claims *4	Total
	Excluding loss component	Loss component
Balance as of April 1, 2025
Insurance contract assets *1	(81,537)	2	33,820	(47,715)
Insurance contract liabilities *2*3	12,667,310	63,181	140,147	12,870,638

Net carrying amounts	12,585,773	63,183	173,967	12,822,923

Insurance revenue	(332,024)	-	-	(332,024)
Insurance service expenses	70,418	7,735	153,797	231,950

Insurance service result	(261,606)	7,735	153,797	(100,074)
Insurance finance expenses (income)	(141,098)	(300)	(118)	(141,516)

Total amounts recognized in comprehensive income *5	(402,704)	7,435	153,679	(241,590)
Investment component excluded from insurance revenue and insurance service expenses	(444,430)	-	444,430	-
Cash flows	890,987	-	(596,808)	294,179
Other	(2,186)	1,159	(81)	(1,108)

Balance as of September 30, 2025
Insurance contract assets *6	(86,463)	65	35,445	(50,953)
Insurance contract liabilities *6	12,713,903	71,712	139,742	12,925,357

Net carrying amounts	12,627,440	71,777	175,187	12,874,404

*1	Insurance contract assets are included in other current assets or other non-current assets in the condensed semi-annual consolidated statements of financial position.
*2	The current portion of insurance contract liabilities is included in other current liabilities in the condensed semi-annual consolidated statements of financial position.
*3

As of April 1, 2024, September 30, 2024 and April 1, 2025, the carrying amount of the current portion of insurance contract liabilities was 162,344 million yen, 177,347 million yen and 181,332 million yen, respectively, and the carrying amount of the non-current portion of insurance contract liabilities was 12,931,995 million yen, 12,782,773 million yen and 12,689,306 million yen, respectively.

*4

Risk adjustment for non-financial risk of insurance contracts measured under the premium allocation approach is not presented separately from the estimates of the present value of future cash flows but included in liabilities for incurred claims, since the amount is not considered material.

*5

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the Financial Services business was classified as a discontinued operation. Therefore, they are included in net income from discontinued operations or other comprehensive income from discontinued operations in the condensed semi-annual consolidated statements of income.

*6

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business, the assets and liabilities related to the Financial Services business were classified as a disposal group classified as held for distribution to owners. Therefore, they are included in assets classified as held for distribution to owners and liabilities classified as held for distribution to owners in the condensed semi-annual consolidated statements of financial position, respectively. Please refer to Note 13 for details.

7.	Impairment of non-financial assets

During the six months ended September 30, 2025, Sony recorded impairment losses of 16,071 million yen in cost of sales and 15,411 million yen in other operating (income) expenses, net, related to content assets and other intangible assets, among other assets, associated with Bungie, Inc. in the G&NS segment. As a result of conducting a review of the future projections for Bungie, Inc. considering the business environment, Sony determined that sufficient future cash flows exceeding the carrying amount of the assets were not expected to be generated and therefore recognized the impairment losses. The recoverable amount of the assets was measured using value in use with a pre-tax discount rate of 16.3%.

8.	Stockholders’ equity

(1)	Dividends

Dividends whose record date falls in the six months ended September 30, 2024 and 2025, and whose effective date falls in the subsequent period are as follows:

(Resolution)	Type of shares	Total amount of dividends (Yen in millions)	Source of dividends	Dividends per share (Yen)		Record date	Effective date
Board of Directors November 7, 2024	Common stock	60,347	Retained earnings	50.00	*	September 30, 2024	December 5, 2024
Board of Directors November 11, 2025	Common stock	74,714	Retained earnings	12.50		September 30, 2025	December 5, 2025

Note:	* Effective October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. The dividend per share amount is the amount prior to the stock split.

(2)	Dividends in kind

At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved to submit a resolution for the execution of the Partial Spin-off of the Financial Services business, effective October 1, 2025, to the Board in early September 2025. Subsequently, in connection with the Board resolution on September 3, 2025 on distributing a portion of shares of the common stock of SFGI (“SFGI share(s)”) held by Sony Group Corporation to its shareholders as dividends in kind, Sony Group Corporation reduced retained earnings and recognized dividends payable for the amount equivalent to the fair value of the portion of SFGI shares that was scheduled to be distributed as dividends in kind. The amount of dividends payable as of September 30, 2025 is 955,700 million yen. This amount is included in accrued liabilities for dividends in kind in the condensed semi-annual consolidated statements of financial position.

The fair value of assets to be distributed is calculated based on the quoted price of the SFGI shares over a certain period and is classified as Level 2.

(3)	Supplemental comprehensive income information

Changes in accumulated other comprehensive income, net of tax, by component for the six months ended September 30, 2024 and 2025 are as follows:

	Yen in millions
	Balance at April 1, 2024	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at September 30, 2024
Changes in equity instruments measured at fair value through other comprehensive income *	(75,292)	(17,112)	29,560	(62,844)
Changes in debt instruments measured at fair value through other comprehensive income *	(664,791)	(215,586)	-	(880,377)
Cash flow hedges	19,765	(1,416)	-	18,349
Remeasurement of defined benefit pension plans *	-	(835)	835	-
Exchange differences on translating foreign operations	952,693	(203,533)	-	749,160
Insurance finance income (expenses) *	(620,238)	236,830	(8,738)	(392,146)
Share of other comprehensive income of investments accounted for using the equity method	11,891	(2,723)	-	9,168
Other *	(91)	(76)	-	(167)

Total	(376,063)	(204,451)	21,657	(558,857)

	Yen in millions
	Balance at April 1, 2025	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Transactions with noncontrolling interests shareholders and other	Transfer to held for distribution to owners	Balance at September 30, 2025
Changes in equity instruments measured at fair value through other comprehensive income *	(58,315)	2,716	(857)	-	4,747	(51,709)
Changes in debt instruments measured at fair value through other comprehensive income *	(1,346,306)	(262,844)	-	-	1,609,300	150
Cash flow hedges	15,470	(4,548)	-	-	-	10,922
Remeasurement of defined benefit pension plans *	-	(30)	30	-	-	-
Exchange differences on translating foreign operations	873,514	91,565	-	5,210	-	970,289
Insurance finance income (expenses) *	(60,685)	228,593	-	-	(167,908)	-
Share of other comprehensive income of investments accounted for using the equity method	10,642	909	3	-	-	11,554
Other *	(767)	(206)	-	-	973	-

Total	(566,447)	56,155	(824)	5,210	1,447,112	941,206

*	Some or all of the amounts are included in other comprehensive income from discontinued operations. For further information on discontinued operations, please refer to Note 13.

9.	Revenue

For the breakdown of sales by segments, product categories and geographies, please refer to Note 4.

10.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the six months ended September 30, 2024 and 2025 is as follows:

	Yen in millions
	Six months ended September 30

	2024	2025
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	570,134	598,877
Continuing operations	501,909	570,452
Discontinued operations	68,225	28,425

	Thousands of shares
	Six months ended September 30

	2024	2025
Weighted-average shares outstanding for basic EPS computation	6,075,284	5,999,085
Effect of dilutive securities:
Stock options	15,397	26,036
Restricted stock units	4,756	10,667

Weighted-average shares for diluted EPS computation	6,095,437	6,035,788

	Yen
	Six months ended September 30

	2024	2025
Basic EPS	93.84	99.83
Continuing operations	82.61	95.09
Discontinued operations	11.23	4.74

Diluted EPS	93.53	99.22
Continuing operations	82.34	94.51
Discontinued operations	11.19	4.71

 Notes:

1.

Potential shares of common stock which were excluded from the computation of diluted EPS for the six months ended September 30, 2024 were 42,081 thousand shares, which consisted of stock options. There were no potential shares excluded from the calculation of diluted EPS for the six months ended September 30, 2025.

2.

Effective October 1, 2024, Sony Group Corporation conducted a five-for-one stock split of its common stock. Basic and diluted EPS are calculated assuming that the stock split was implemented at the beginning of the fiscal year ended March 31, 2025.

11.	Supplemental cash flow information

During the six months ended September 30, 2024, Sony established a new joint venture in the Music segment with a third party partner, which acquired interests in companies that own certain music and other assets (the “target companies”) as well as music assets directly from other rights holders. Sony consolidated the joint venture through Sony’s majority interest and reflected the consideration of 133,064 million yen for the acquisition of the interests in the target companies in cash flows from investing activities as “Payments for purchases of businesses and other.” Sony primarily recognized 116,289 million yen of content assets (music catalogs) and 11,501 million yen of other intangible assets from the acquisition of the interests in the target companies. The acquisition of the interests in the target companies is accounted for as an acquisition of a group of assets that does not constitute a business. The consideration for the content assets (music catalogs) directly acquired from other rights holders was 84,382 million yen, which was recorded in cash flows from operating activities as “Increase in content assets.”

12.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services business have lines of credit in accordance with loan agreements with their customers. As of March 31, 2025 and September 30, 2025, the total unused portion of the lines of credit extended under these contracts was 27,564 million yen and 26,520 million yen, respectively.

(2)	Purchase commitments

Purchase commitments for property, plant and equipment and intangible assets (excluding content assets) as of March 31, 2025 and September 30, 2025 amounted to 205,881 million yen and 195,338 million yen, respectively.

In addition to the above, Sony has purchase commitments for goods and services. There are no purchase commitments that are individually material to Sony, except for the following.

Purchase commitments in the Pictures segment as of March 31, 2025 and September 30, 2025 amounted to 197,999 million yen and 182,747 million yen, respectively. The major components of these are agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 3 years from the end of each period.

Purchase commitments in the Music segment as of March 31, 2025 and September 30, 2025 amounted to 283,211 million yen and 288,940 million yen, respectively. The major components of these are contracts with recording artists, songwriters and production and sales companies of music software and videos for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within 4 years from the end of each period.

Purchase commitments in the G&NS segment as of March 31, 2025 and September 30, 2025 amounted to 43,202 million yen and 37,293 million yen, respectively. The major components of these are long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within 4 years from the end of each period.

Sony has entered into purchase contracts for materials. As of March 31, 2025 and September 30, 2025, Sony has committed to make payments of 152,356 million yen and 113,403 million yen, respectively, under such contracts.

Sony has entered into long-term contracts for the use of certain IT services. As of March 31, 2025 and September 30, 2025, Sony has committed to make payments of 251,478 million yen and 201,890 million yen, respectively, under such contracts.

(3)	Litigation

Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2025 and September 30, 2025 amounted to 4,161 million yen and 4,904 million yen, respectively.

13.	Discontinued operations

At a meeting of the Board held on May 14, 2025, Sony Group Corporation resolved to submit a resolution for the execution of the Partial Spin-off of the Financial Services business, effective October 1, 2025, to the Board in early September 2025. Afterwards, at a meeting of the Board held on September 3, 2025, Sony Group Corporation resolved to execute the Partial Spin-off of the Financial Services business effective October 1, 2025. Upon execution of the Partial Spin-off of the Financial Services business effective October 1, 2025, Sony Group Corporation distributed dividends in kind to shareholders appearing in Sony Group Corporation’s register of shareholders as of the record date, September 30, 2025, at the rate of one SFGI share to one share of common stock of Sony Group Corporation held by each shareholder. As a result, Sony Group Corporation holds 16.40% of SFGI shares.

In connection with the resolution for the plan regarding the execution of the Partial Spin-off of the Financial Services business on May 14, 2025, Sony Group Corporation determined that the distribution of SFGI shares was highly probable and the Financial Services business was classified as a discontinued operation, in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” As a result, in the condensed semi-annual consolidated statements of income, condensed semi-annual consolidated statements of comprehensive income and condensed semi-annual consolidated statements of cash flows, revenue, expenses, other comprehensive income and cash flows of the Financial Services business, among other items, are separated from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, and presented as net income or loss from discontinued operations, other comprehensive income from discontinued operations, and net cash from discontinued operations, respectively. Additionally, in the condensed semi-annual consolidated statements of financial position, assets and liabilities of the Financial Services business were classified as a disposal group held for distribution to owners. Accumulated other comprehensive income directly related to the disposal group was classified as held for distribution to owners.

For the disposal group classified as held for distribution to owners, as of September 30, 2025, its fair value less the incremental costs directly attributable to the distribution of the disposal group, excluding finance costs and income tax expense, is more than the carrying amount, so they are measured using the carrying amount.

(1) Disposal group classified as held for distribution to owners

Yen in millions
September 30, 2025
Assets classified as held for distribution to owners
Cash and cash equivalents	1,170,068
Investments and advances in the Financial Services business	19,427,349
Others	689,053

Total assets	21,286,470

Liabilities classified as held for distribution to owners
Short-term borrowings	1,860,032
Deposits from customers in the banking business	4,363,218
Long-term debt	684,705
Insurance contract liabilities	12,925,357
Others	351,910

Total liabilities	20,185,222

Accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners
Changes in equity instruments measured at fair value through other comprehensive income	(3,984)
Changes in debt instruments measured at fair value through other comprehensive income	(1,640,079)
Insurance finance income (expenses)	263,298
Others	(1,014)

Total accumulated other comprehensive income	(1,381,779)

(2) Results of operations from discontinued operations

	Yen in millions
	Six months ended September 30
	2024	2025
Financial services revenue	380,661	678,023
Financial services expenses	284,865	640,811
Other income (expenses), net	(75)	(237)

Income before income taxes from discontinued operations	95,721	36,975

Income taxes	27,496	8,550
Net income from discontinued operations	68,225	28,425

Other comprehensive income from discontinued operations	20,812	30,969
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(284)	963
Remeasurement of defined pension plans	(72)	(106)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(215,586)	(293,622)
Insurance finance income (expenses)	236,830	323,982
Others	(76)	(248)

Comprehensive income from discontinued operations	89,037	59,394

14.	Subsequent events

(Execution of a partial spin-off of the Financial Services business)

Sony Group Corporation executed the Partial Spin-off of the Financial Services business effective October 1, 2025. Consequently, SFGI, which was a wholly-owned subsidiary of Sony Group Corporation, was deconsolidated and became an affiliate accounted for using the equity method.

As a result of the execution of the Partial Spin-off of the Financial Services business, approximately 1 trillion 380 billion yen of accumulated other comprehensive income directly related to the disposal group classified as held for distribution to owners at the time of the execution is expected to be transferred to net loss from discontinued operations in the consolidated statements of income.

In addition, as a result of the execution of the Partial Spin-off of the Financial Services business, SFGI became an affiliate accounted for using the equity method and the fair value of SFGI shares will be recorded as its initial investment cost. At the time of the execution of the Partial Spin-off of the Financial Services business, since Sony’s equity interest in the net fair value of SFGI’s identifiable assets and liabilities exceeds the cost of the initial recognition of the investment, the excess will be recognized as the share of profit of investments accounted for using the equity method in the third quarter of the fiscal year ending March 31, 2026. On the other hand, since the fair value of SFGI shares as of October 1, 2025 is lower than the equity method carrying amount, Sony expects to record an impairment loss of the same amount as the difference, as the share of loss of investments accounted for using the equity method.

(Establishment of a facility for the repurchase of shares of its own common stock)

Sony Group Corporation approved the establishment of the following facility for the repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of the Board held on November 11, 2025.

1. Total number of shares for repurchase: 35 million shares (maximum)

2. Total purchase price for repurchase of shares: 100 billion yen (maximum)

3. Period of repurchase: November 12, 2025 to May 14, 2026

(2) Other Information

i) Dividends declared

A year-end cash dividend

A year-end cash dividend for Sony Group Corporation’s common stock was approved at the Board meeting held on May 14, 2025 as follows:

1. Total amount of year-end cash dividends:

60,250 million yen

2. Amount of year-end cash dividends per share:

10.00 yen

3. Payment date:

June 2, 2025

Note:

Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of March 31, 2025.

An interim cash dividend

An interim cash dividend for Sony Group Corporation’s common stock was approved at the Board meeting held on November 11, 2025 as follows:

1. Total amount of interim cash dividends:

74,714 million yen

2. Amount of interim cash dividends per share:

12.50 yen

3. Payment date:

December 5, 2025

Note:

Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of September 30, 2025.

A dividend in kind

A dividend in kind associated with the Partial Spin-off of the Financial Services business was approved at the Board meeting held on September 3, 2025 as follows:

1. Total amount of dividends in kind:

463,886 million yen

2. Amount of dividends in kind per share:

77.61 yen

3. Effective date of dividends in kind:

October 1, 2025

Note:

Dividends in kind are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of September 30, 2025. The above amount is the carrying amount of the portion of SFGI shares corresponding to the equity interest in SFGI distributed as dividends in kind through the Partial Spin-off of the Financial Services business, within the carrying amount of SFGI shares recorded in Sony Group Corporation’s standalone financial statements based on generally accepted accounting principles in Japan. In Sony Group Corporation’s consolidated financial statements based on IFRS Accounting Standards, Sony reduced its equity by the amount equivalent to the fair value of the portion of SFGI shares to be distributed as dividends in kind and recorded such reduction in equity as a liability. For the details of the relevant accounting treatment, please refer to “IV Financial Statements - Notes to Condensed Semi-annual Consolidated Financial Statements - 8. Stockholders’ equity.”

ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements - Notes to Condensed Semi-annual Consolidated Financial Statements - 12. Purchase commitments, contingent liabilities and other.”